EXHIBIT 99.1

NEWS RELEASE

Dennis S. Hudson, III

President and Chief Executive Officer

Seacoast Banking Corporation of Florida

(772) 288-6086

William R. Hahl

Executive Vice President/

Chief Financial Officer

 (772) 221-2825

SEACOAST REPORTS 2004 EARNINGS

STUART, FL., February 14, 2005 – Seacoast Banking Corporation of Florida (NASDAQ-NMS:  SBCF), a bank holding company whose principal subsidiary is First National Bank and Trust Company of the Treasure Coast, today reported that net income for the year 2004 totaled $14.9 million, or $0.95 diluted earnings per share ("DEPS"), compared to $14.0 million or $0.89 DEPS earned in 2003, an increase of 6.7 percent.   Earnings for the fourth quarter of 2004 totaled $3,700,000 or $0.24 DEPS.

The Company also announced that an interest rate swap transaction entered into in January of 2003 should not be accounted for as a fair value hedge under the Financial Accounting Standards Board (“FASB”) Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, but instead should be accounted for as an interest rate swap with the change in fair value of the swap recorded in current earnings.  The impact of this accounting change decreased earnings by $0.03 DEPS for the year 2004.  The change is not material to annual earnings results for the year 2003.  The Company expects to restate previously reported earnings information for certain prior quarters, as appropriate.  The restatement will not affect prior period operating earnings (earnings excluding the impact of the swap) or capital adequacy.  The swap transaction was executed to hedge the fair value of $54 million in fixed rate certificates of deposit issued prior to January of 2003 at market rates.  The transaction reduced the Company’s exposure to declines in interest rates that occurred in 2003, was effective in economic terms, and performed consistent with the Company’s expectations.

As in the past, Seacoast and its management continue to strongly support integrity and transparency in its financial disclosures and reporting its earnings results.  The accounting for the interest rate swap as a hedge by the Company was based upon the then current interpretation of the relevant accounting pronouncements’ documentation requirements.  The change in method announced today is the result of an unintentional misinterpretation of the technical documentation required at the inception of the hedge. Operating earnings per share, which exclude the impact of the swap, for the year 2004 totaled $0.98 up 10.1 percent from 2003.  Operating earnings for the fourth quarter of 2004 were $0.25 per share which represented a 4.2 percent growth over operating earnings one year earlier.

“We regret that it was necessary to effect this change in accounting method.  We are pleased however to have ended the year with over $1.6 billion in assets and double digit increases in total revenues throughout 2004.  Increases in net interest income combined with growth in key fee-based businesses, indicate continued progress to provide strong long-term quality growth," commented Dennis S. Hudson, III, Chief Executive Officer of Seacoast.  “We will be working with our current and prior auditors to complete the 2004 audit and any appropriate restatements of prior quarterly results to reflect any material effects of this change in accounting method.”

The increase in earnings and the Company’s improving performance in 2004 results from the implementation of a strategy to improve net interest margins and decrease interest rate risk by growing the commercial and consumer loan portfolios while reducing the relative size of the residential portfolio. These changes began to occur in late 2003 and continued throughout 2004 with double-digit loan growth and margin expansion. Additionally, solid core deposit growth combined with continued favorable low-cost funding aided in the growth in net interest income.  Earnings for the fourth quarter were reduced by $350,000 ($0.02 DEPS) in additional direct costs associated with implementing the requirements of the Sarbanes-Oxley Act and higher accounting fees.

Highlights for the quarter and year included the following:

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Record total revenues (net interest income and noninterest income combined excluding profits or losses on the interest rate swap) of $72 million, up 12.7 percent for the year and 15.9 percent in the fourth quarter;

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Net interest margin expanded by 32 basis points to 3.89 percent for 2004;

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Asset quality remained solid with total nonperforming assets of $1.4 million or a ratio of nonperforming assets to loans and other real estate owned 0.16 percent, compared to 0.43 percent at year-end 2003, and net charge-offs of 0.07 percent for the year compared to 0.10 percent for 2003;

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Net interest income gained 19.8 percent on an annualized basis over the third quarter and was up $2.3 million or 19.5 percent over prior year's fourth quarter;

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Fees from investment management services grew $181,000 or 18.3 percent compared to the fourth quarter 2003;

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Average interest bearing deposits increased $50.1 million or 21.4 percent annualized during the fourth quarter; and average noninterest bearing deposits grew by $57.9 million or 92.1 percent annualized.  This growth  reflects a combination of organic growth and the impacts of proceeds from insurance settlements and increased business activity as a result of recent hurricane damage in our markets;

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Loan balances rose 18.8 percent on an annualized basis from third quarter 2004 and were up $190.7 million or 26.9 percent for the year;

The net interest margin on a fully taxable equivalent basis for the quarter was 3.88 percent, an increase from the 3.70 percent achieved in last year's fourth quarter but a nine basis point decline from the 3.97 percent in the third quarter of 2004. The improvement in the net interest margin from the prior year resulted from increased asset yields, an improved earning asset mix, as well as growth in the loans outstanding.  The Company experienced substantial deposit growth in the fourth quarter as a result of insurance proceeds and increased business activity resulting from hurricane damage which occurred in September 2004.  These funds were invested in short term assets with lower yields which compressed the net interest margin in the fourth quarter. The net interest margin had steadily improved since the third quarter 2003.

Net interest income (on a tax equivalent basis) increased to $52,907,000 an increase of $8,597,000 or 19.4 percent compared to 2003’s total of $44,310,000.  The increase in net interest income resulted from the growth in the balance sheet and the favorable overall change in earning asset mix as the intended transformation of the loan portfolio resulted in higher interest income.  Average earning assets for the fourth quarter reflected an increase of $179.5 million or 14.1 percent over the last twelve months, and average loans (net) were up $187.8 million or 27.2 percent.

The cost of interest bearing liabilities declined to 1.44 percent from 1.46 percent in the fourth quarter 2003, but was higher by 7 basis points from the 1.37 percent in the third quarter. Interest expense as a percent of earning assets for the three months ended December 31, 2004, increased only 3 basis points to 1.09 percent compared to the third quarter 2004 and was 6 basis points lower compared to the same quarter in 2003.

The expansion into Palm Beach County has contributed to overall loan growth over the past twelve months. Total loans outstanding in the new market grew to $134.7 million with a total of $79.4 million funded during the past year. The addition of two full-service branches in Palm Beach County in the first quarter of 2005 will further expand the Company's loan origination capabilities.  For the year 2004, loan officers in this market originated a total of $ 126.5 million in loans (including unfunded commitments) and ended the year with a pipeline of approximately $125.0 million in additional pending loans.  Deposit balances for the Company in Palm Beach County now total over $68 million, of which 31.4 percent are noninterest bearing.  In addition, the cost of interest bearing deposits in the new market is comparable to the total bank with an average cost of 1.68 percent.

Noninterest income, excluding securities gains and losses (and profits and losses on the interest rate swap), increased 5.4 percent when compared to the fourth quarter of 2003, reflecting growing revenues from investment management services, deposit based debit card and other EFT transactions, offset by lower revenues from mortgage banking operations (due to much lower refinance activities compared to 2003), which were down 25.2 percent in the fourth quarter compared to prior year quarter.   Revenues from investment management services began improving in the fourth quarter 2003.  These fees were $786,000 or 20.1 percent higher for the year versus 2003 and increased $181,000 or 18.3 percent in the fourth quarter 2004 compared to fourth quarter 2003.  Core deposit growth continued to enhance EFT fees, which were up 13 percent for the year, by increasing the customer base and usage of check cards.  During the year ended 2004, a total of $1.8 million in interchange income was earned compared to $1.5 million in 2003.

The Company has maintained strong and consistent credit quality and historically maintained low net charge-offs. At quarter-end, nonperforming assets were $1,447,000, a decline of $1.6 million from last year.  Nonperforming loans to total loans stood at 16 basis points at year end and net charge-offs for the year were $562,000 or seven basis points. Continued strong loan quality supported an allowance for loan losses of 0.73 percent of total loans at December 31, 2004, a level lower than that found in many other banks.   During the quarter and the year, the Company provided $450,000 and $1 million, respectively, for loan losses reflecting strong loan growth.

Noninterest expenses totaled $12.1 million, an increase of 19.7 percent from the prior year's fourth quarter and an 11.3 percent increase for all of 2004 over 2003.  A portion of the growth is a result of increased wages, benefits, occupancy, marketing and other overhead due to the addition of branches and personnel in the Palm Beach and Brevard County markets, and from higher commissions, stock awards and other incentive compensation related to the Company's improved performance.  Also impacting overhead for the year was higher professional fees associated with the Company’s external audit and for assistance with the requirements of the Sarbanes-Oxley Act.  This added approximately $500,000 in additional direct expenses to overhead in 2004.

Seacoast will host a conference call tomorrow, February 15th at 11:00 AM (Eastern Time) to discuss the earnings results and business trends.  Investors may call in by dialing 800-693-5698 (pass code: 651588; moderator: Dennis S. Hudson, III). A replay of the call will be available on February 16th by dialing 866-837-8032 (domestic), using the pass code 651588.

Seacoast Banking Corporation of Florida has approximately $1.6 billion in assets. It is one of the largest independent commercial banking organizations in Florida, headquartered on Florida's Treasure Coast, one of the wealthiest and fastest growing areas in the nation.

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This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast Banking Corporation of Florida ("Seacoast" or the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward- looking statements. You should not expect us to update any forward-looking statements.

You can identify these forward-looking statements through our use of words such as "may", "will", "anticipate", "assume", "should", "indicate", "would", "believe", "contemplate", "expect", "estimate", "continue", "point to", "project", "could", "intend" or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions; governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks and sensitivities; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; the failure of assumptions underlying the establishment of reserves for possible loan losses; the risks of mergers and acquisitions, including, without limitation, the related costs, including integrating operations as part of these transactions, and the failure to achieve the expected gains, revenue growth and/or expense savings from such transactions; changes in accounting interpretations; and the risks of possible further changes pending completion of the current audit and review with the Company’s current and prior auditors of the prior periods during which the swap discussed herein was in effect.

All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by this Cautionary Notice including, without limitation, those risks and uncertainties, described in the Company's annual report on Form 10-K for the year ended December 31, 2003 under "Special Cautionary Notice Regarding Forward-Looking Statements", and otherwise in the Company's SEC reports and filings. Such reports are available upon request from Seacoast, or from the Securities and Exchange Commission, including the SEC's website at http://www.sec.gov.

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